UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No.     )*

THE GORMAN-RUPP COMPANY

(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

38 3082 10 4

(CUSIP Number)

DECEMBER 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

13G

CUSIP NO. 38 3082 10 4	Page 2 of 6 Pages

1)	Name of Reporting Person GAYLE G. GREEN
2)	Check (X) the Appropriate Box if a Member of a Group (see instructions) (A) ☐ (B) ☒
3)	SEC Use Only
4)	Citizenship or Place or Organization UNITED STATES (State of Ohio)
Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 863,105
	6)	Shared Voting Power 500,361
	7)	Sole Dispositive Power 863,105
	8)	Shared Dispositive Power 500,361
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,363,466
10)	Check Box (X) if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11)	Percent of Class Represented by Amount in Row 9 5.2%
12)	Type of Reporting Person (See Instructions) IN

Page 2 of 6 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Item 1 (a)	Name of Issuer:

THE GORMAN-RUPP COMPANY

Item 1 (b)	Address of Issuer’s Principal Executive Office:

600 SOUTH AIRPORT ROAD, MANSFIELD, OHIO 44903

Item 2 (a)	Name of Person Filing:

GAYLE G. GREEN

Item 2 (b)	Address or Principal Business Office or, if none, Residence:

PO Box 111, MANSFIELD, OHIO 44901

Item 2 (c)	Citizenship:

UNITED STATES (State of Ohio)

Item 2 (d)	Title of Class of Securities:

COMMON SHARES, WITHOUT PAR VALUE

Item 2 (e)	CUSIP Number:

38 3082 10 4

Item 3.	Status of Person Filing.

Not Applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:	1,363,466

(b) Percent of Class:	5.2%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote	863,105
(ii) shared power to vote or to direct the vote	500,361
(iii) sole power to dispose or to direct the disposition of	863,105
(iv) shared power to dispose or to direct the disposition of	500,361

Page 3 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable  ☒

Response to this Item is contained on the separate sheet(s) attached hereto  ☐

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

Page 4 of 6 Pages

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016
Date

Gayle G. Green
BY: /s/ Brigette A. Burnell
Attorney-in-Fact
Signature

Page 5 of 6 Pages

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, GAYLE GORMAN GREEN, do hereby make constitute and appoint WAYNE L. KNABEL and BRIGETTE A. BURNELL, or either of them, my true and lawful Attorneys-In-Fact, for me and in my name, place and stead, to do any and all acts on my behalf in order to prepare, execute and file (i) Forms 3, 4 or 5 (including any amendments thereto) with respect to securities of The Gorman-Rupp Company (the “Company”) in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended, and any rules promulgated thereunder (the “Exchange Act”), (ii) Schedules 13D or 13G (including any amendments thereto) which may be required to be filed in accordance with Sections 13(d) and 13(g) of the Exchange Act and (iii) a Form ID and any other forms necessary to obtain or renew Securities and Exchange Commission (“SEC”) access codes, including but not limited to a CIK, a CCC, a Password, a Password Modification Authorization Code, and a Passphrase, as a result of my ownership of or transactions in securities of or position with the Company. The authority granted by this Power of Attorney includes, but is not limited to, preparing, signing and filing any such Form ID, 3, 4 or 5, or Schedule 13D or 13G, with the SEC and/or any stock exchange or other appropriate authority and any and all acts done in furtherance thereof.

Further, I hereby grant to each of the aforementioned Attorneys-In-Fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully and to the same extent as I could do personally, with full power of substitution or revocation, and I hereby ratify and confirm all that such Attorneys-In-Fact, or his or her or their substitute or substitutes shall do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. I further acknowledge that each of the aforementioned Attorneys-In-Fact is serving in such capacity at my request and are not assuming any of my responsibility to comply with Section 16(a) and Sections 13(d) and 13(g) of the Exchange Act. I agree that each such Attorney-In-Fact may rely entirely on information furnished orally or in writing by me to each such Attorney-In-Fact.

This Power of Attorney shall be effective so long as I shall have any obligation to file Forms 3, 4 or 5, or Schedules 13D or 13G with respect to securities of the Company with the SEC and/or any stock exchange or other appropriate authority, unless earlier revoked by me in a signed writing delivered to the aforementioned Attorneys-In-Fact at The Gorman-Rupp Company, 600 South Airport Road, Mansfield, Ohio 44903. The powers granted hereunder are durable and shall not be effected by any legal disability which I might incur.

IN WITNESS WHEREOF, I have caused this Power of Attorney to be executed this 10th day of February, 2016.

WITNESSES:

/s/ Ronald D. Pittenger		/s/ Gayle Gorman Green
Gayle Gorman Green

/s/ Cathy Laux

STATE OF OHIO	)
COUNTY OF RICHLAND	)

Sworn to before me and subscribed in my presence this 10th day of February, 2016.

/s/ Sherri M. Massie
Notary Public

Page 6 of 6 Pages